William E. Carlson	Shapiro Sher Guinot & Sandler
Direct Phone 410.385.4205	250 West Pratt Street
Email: wec@shapirosher.com	Suite 2000
Baltimore, Maryland 21201-3147
Telephone: 410.385.0202
Facsimile: 410.539.7611
shapirosher.com

August 6, 2019

Ken Ellington, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Princeton Capital Corporation
December 31, 2017 - 10-K – Filed November 30, 2018

Dear Mr. Ellington:

This letter is written in response to oral comments received from the Staff of the Division of Investment Management on March 29, 2019 and May 22, 2019, relating to the annual report on Form 10-K for the fiscal year ended December 31, 2017 (“10-K”) filed on November 30, 2018 on behalf of Princeton Capital Corporation (“Princeton Capital” or “Company”). For convenience of reference, the comments of the staff have been reproduced herein in summary form.

1.	Please clarify whether any income is paid in kind. To the extent that there is income that is paid in kind, please specifically identify as income paid-in-kind on the Statements of Operations. Information on the Statement of Operations should reconcile income paid-in-kind on the Schedule 12-14 Control and Affiliate Investment Table.

RESPONSE: The Company confirms that there was income that was paid-in-kind in 2017, 2016 and 2015 as was disclosed in the 2017 Form 10-K in Footnote 2 of the Comparison of the Years Ended December 31, 2017, 2016 and 2015 Table on page 37 of the Annual Report.

The Company confirms that it will identify paid-in-kind income on the Statement of Operations which will reconcile to the Schedule 12-14 Control and Affiliate Investment Table in all future filings.

2.	Please explain what “Due from portfolio companies” is on the Statements of Assets and Liabilities.

RESPONSE: From time to time, the Company incurs expenses related to specific portfolio investments that are reimbursable. These expenses are typically legal fees or travel expenses. Once one of these expense items is incurred, the Company invoices the portfolio company to be reimbursed.

As examples of expenses that the Company incurs and for which it anticipates reimbursement from the Company’s portfolio companies, we note the following: 1. From time to time, in connection with loan extensions, additional investments and loans, loan amendments, other investments, or any other legal fees that are reimbursable under an agreement with portfolio companies, the Company will incur legal fees for work done for the benefit of such portfolio company. 2. From time to time, members of the Company’s management or employees of the Company’s Advisor may incur travel expenses when overseeing a portfolio company, such as travelling to a location to meet with members of the portfolio company’s management or with its board of directors.

In such situations, the portfolio company may be asked to reimburse the Company, the Advisor, or the employee directly for such expenses.

3.	Please explain the various other income categories: (i) Other income from non-control/non-affiliate investments, (ii) Other income from affiliate investments, and (iii) Other income from non-investment sources.

Is Other income from non-investment sources actual income to the fund or a reduction of previously accrued expenses? If so, there should be a contra expense presented both gross and net in the financial highlight ratios.

RESPONSE: “Other income from non-control/non-affiliate investments” is the income amortization of amendment fees earned by the Company over various portfolio investments.

“Other income from affiliate investments” is income earned by the Company related to its investment in Spencer Enterprises Holdings, LLC (“Spencer”). The Company received a fee for its Board of Director position and as an equity holder in the investment.

“Other income from non-investment sources” is comprised of the reduction of previously accrued legal fees as disclosed and referenced in Note 2 to Notes to Financial Statements, along with interest earned on cash held in the Company’s bank account. The Company confirms that it will include a contra expense presented both gross and net in the financial highlight ratios in all future filings.

4.	Please break out unrealized gain and loss, by investment type, meaning control, affiliated, and non-affiliated.

Please explain the realized loss on cash.

RESPONSE: The Company confirms that it will break out unrealized gains and losses by investment type on the Statements of Operations in all future filings.

With respect to the realized loss on cash, on March 13, 2015 as part of the asset acquisition, the Company purchased the rights to cash held in escrow from an investment that Capital Point Partners, LP had previously exited. This asset was recorded as restricted cash on the Company’s Statement of Assets and Liabilities in the March 31, 2015 Form 10-Q filed on June 2, 2016. On May 18, 2015 the cash was released from escrow and the Company received an amount that was $10,348 less than what was purchased.

5.	Please explain the insurance loan payable on the Statements of Assets and Liabilities.

RESPONSE: The Company elects to finance the premiums on its annual insurance policies. The loan related to this is recorded as “Insurance loan payable”.

During the period covered by this Form 10-K, the Company has financed its premiums for its Directors and Officers and Professional Liability insurance policies.

6.	Please explain footnote 1 to the Statements of Operations related to legal and accounting fees and how the costs of the merger were expensed. Was the merger considered to be an asset acquisition or business combination? Were these costs related to the reversed legal expenses for the year ended December 31, 2017? Further, please break out any expenses on the face of the Statements of Operations, individually, that are greater than five percent of total expenses, in accordance with Rule 6-07(2)(b) of Regulation S-X.

RESPONSE: Footnote 1 to the Statements of Operations refers to the costs incurred by the Company on March 13, 2015 as it relates to the merger between Regal One Corporation (“Regal One”) and the Company and the subsequent acquisition of assets from Capital Point Partners, LP and Capital Point Partners II, LP. These costs were expensed under Professional Fees on the Statements of Operations as legal fees and accounting fees.

The transaction described above was accounted for as an asset acquisition.

The costs related to the reversed legal expenses for the year ended December 31, 2017 were not related to this transaction. These costs were legal fees related to the lawsuit captioned Capital Link Fund I, LLC, et al. v. Capital Point Management, LP, et al. referenced under Legal Fees in Note 2 and Note 9 in the Notes to Financial Statements.

The Company will break out any expenses on the face of the Statements of Operations that are greater than five percent of the total expenses in all future filings.

7.	Please explain the short-term payable for securities purchased in the Statements of Cash Flows under the financing activities section. Is this a reduction in amount payable for securities on loan? Is that not part of the operations of the fund as would be consistent with the purchase of investments?

RESPONSE: At the end of each fiscal quarter in 2016, the Company took proactive steps to try to be in compliance with the RIC diversification requirements under Subchapter M of the Internal Revenue Code of 1986, as amended. One of the ways that the Company attempted to accomplish this was to purchase U.S. Treasury Bills (“T-Bills”) prior to quarter-end and then closing out the position after quarter-end. On December 29, 2016, the Company purchased approximately $52,400,000 worth of T-Bills on margin. The short-term payable for securities purchased reflects the margin loan that the Company incurred for this purchase. On January 6, 2017, the Company sold all of its T-Bills and paid the margin loan in full.

The short-term loan to purchase T-Bills is considered a financing activity and not part of the operations of the fund because the transaction is made in order to achieve a tax position and not an operational position. The Company’s investment in T-Bills is also described on page F-17 of the 2017 Form 10-K.

The Company considers the short-term loan to purchase T-Bills as a loan that is a senior security. While the Company has procedures in place to maintain its asset coverage under Section 61 of the Investment Company Act of 1940, at the end of certain quarters, the Company failed to maintain its required asset coverage due to the loans to purchase T-Bills. Such deficiencies were due to incorrect estimated calculations in the total assets of the Company, which had been made before the Company had completed its valuations after quarter-end. However, during the short periods of time (less than approximately 8 days in each such event) that the Company failed to maintain its required asset coverage, the Company has not issued any dividend or other distribution and has maintained compliance with the required asset coverage immediately after selling the T-Bills and paying the margin in full.

The Company has maintained its required asset coverage at all times outside of these certain times that short-term loans were used to purchase T-Bills.

8.	Lease guarantees and obligations should either be counted as an obligation for purposes of the asset coverage test or treated as a senior security. Regarding these guarantees and obligations, please confirm that the fund is segregating assets or treating as a senior security pursuant to Section 18(a) and Section 61(a)(1) of the Investment Company Act.

RESPONSE: As disclosed on page F-36 of the Company’s 2017 Form 10-K, on June 2, 2015, the Company entered into a Lease Guaranty Agreement to guaranty a portion of a lease entered into by Rockfish Seafood Grill, Inc. (the “Rockfish Guaranty”). The Company believes that the Rockfish Guaranty is an allowable senior security meeting the exceptions under Section 18(a)(1) (as amended by Section 61(a)) of the Investment Company Act of 1940.

Please confirm whether the Company could maintain its asset coverage under Section 61 of the Investment Company Act of 1940, if the Rockfish Guaranty was treated as a senior security.

RESPONSE: The Company could maintain its asset coverage under Section 61 of the Investment Company Act of 1940, immediately after entering into the Rockfish Guaranty on June 2, 2015, if the Rockfish Guaranty was treated as a senior security. However, as disclosed in the response to Comment 7 above, at certain times, the Company has failed to maintain its asset coverage under Section 61 due to the loans to purchase T-Bills at quarter-end, not as a result of the Rockfish Guaranty.

9.	Please explain the $365,000 term loan – related party on the Statements of Cash Flows in the financing activities section.

RESPONSE: As disclosed on pages 40 and F-35 in the Company’s 2017 10-K and in the Company’s Form 8-K filed with the SEC on September 16, 2016, on September 12, 2016, the Company, as a Borrower, entered into a Term Loan in the amount of $225,000 with Munish Sood, who at that time was a director and the president and chief executive officer of the Company, as Lender, in order to fund capital to one of its portfolio companies, Rockfish Seafood Grill, Inc. The board of directors of the Company, by unanimous written consent (with Mr. Sood recusing himself), authorized and approved that the Company enter into the Loan Agreement. The loan bore interest at a rate of 10.0% per annum and originally matured on December 12, 2016. As disclosed in the Company’s Form 8-K filed with the SEC on October 27, 2016, on October 21, 2016, Mr. Sood lent an additional $140,000 under this Term Loan. At December 31, 2016 the principal balance was $365,000. On March 29, 2017, Mr. Sood, in order to purchase certain assets to try to qualify as a RIC, lent an additional $450,000 under this Term Loan (for the purchase of T-Bills) and extended the maturity date to June 30, 2017. On April 10, 2017, the Company made a principal and interest payment totaling $450,984 on this Term Loan. Principal and interest in the amount of $395,337 on the loan was repaid in full on July 17, 2017.

10.	Please add a reference in the Schedule of Investments as to what investments are valued using significant unobservable inputs.

RESPONSE: The Company confirms that it will add a reference in the Schedule of Investments as to what investments are valued using significant unobservable inputs in all future filings.

11.	Footnote 8 to the Schedule of Investments indicates these two unsecured loans are investments of Dominion Medical Management, Inc. and not those of Integrated Medical Partners, LLC. Why are the Dominion investments being condensed into Integrated Medical and not broken out as investments in separate legal entities?

RESPONSE: Dominion Medical Management, Inc. (“Dominion”) is a wholly owned subsidiary of Integrated Medical Partners, LLC (“IMP”). The Company condensed these two unsecured loans into IMP in order to reflect a combined investment into one portfolio company. The Company confirms that it will separate out the loans to Dominion to show investments in separate legal entities in all future filings.

12.	What percentage of/or number of common stock does Princeton Capital own of Advantis?

RESPONSE: Advantis Certified Staffing Solutions, Inc. (“Advantis”) has two series of Common Stock: Series A Common Stock and Series B Common Stock (which have identical rights, except in respect to the election of directors). The Company owns (i) 225,000 shares of Series A Common Stock, representing 30% of the total number of outstanding shares of Series A Common Stock and (ii) 9,500,000 shares of Series B Common Stock, representing 100% of the total number of outstanding shares of Series B Common Stock. The Company also holds two warrants that entitles it to purchase up to an additional 950,000 shares of Series A Common Stock for a nominal purchase price.

The Company’s undiluted and fully diluted ownership percentage of common stock in Advantis totals 94.9% and 76.25%, respectively.

13.	Per review of Rockfish Seafood Grill’s Audited Financial Statements, as of December 31, 2017 and December 31, 2016, attached for 3-09 filing purposes, Rockfish has consistently not been capable of paying any interest on principal back by the two loans held by Princeton. Can you please explain the valuation considerations in continuing to value this investment at par plus accrued previously PIK or default interest? Additionally, please explain how Rockfish’s assets, net available capital, and continued net losses, were factored into the valuation at December 31, 2017. It was noted also that the revolving loan came due in July 2017, which was not paid. Also, please explain how this potential impairment was factored into the valuation of the equity and warrant positions of the related party Rockfish Holdings LLC, in light of the fact that the financial statements of Rockfish and Advantis both state it is reliant that the majority shareholder will not call these amounts due and will continue to fund these companies so that they can continue to operate.

RESPONSE: The Company uses a third party valuation firm to provide a valuation analysis of each portfolio company, which is reviewed by the Company’s management, valuation committee and auditors. Final fair value determinations of all investments at each reporting period are made by the Company’s valuation committee.

The valuation analysis provided included both an income approach and a market approach to their analysis which included an analysis of the Rockfish Seafood Grill, Inc. (“Rockfish”) assets, net available capital and net losses. The valuation analysis includes a determination of enterprise value for Rockfish, to estimate the repayment capacity of the company’s interest-bearing debt, and considers that the Company is Rockfish’s senior secured creditor and majority equity owner. A market participant would consider Rockfish’s enterprise value and the Company’s ownership position and its related rights to Rockfish’s underlying cash flows and assets, when determining a potential purchase price for the Company’s subject investments.  The income approach includes projected losses for Rockfish, and also includes the impact of Rockfish’s working capital deficit at the valuation date.  The market approach includes selection of a valuation multiple range, with consideration to differences in operating risk between Rockfish and publicly-traded guideline companies, as well as guideline transactions.  From fiscal 2016 through fiscal 2017, Rockfish was trending toward profitability and improving operations, and it was assumed that a market participant, in estimating the fair value of the Company’s subject investments, would continue to value Rockfish as a going concern. Resulting conclusions resulted in a fair value analysis that was below the face value of both of these notes by approximately 14%.

While the revolving loan had a maturity date of July 2017 as of December 31, 2017, on February 20, 2018 the revolving loan was extended until December 31, 2018. Further, the revolving loan began paying quarterly interest beginning with the quarter ending March 31, 2018.

Subsequent to March 31, 2018, the revolving loan has continued to perform and on March 19, 2019, the revolving loan was extended to December 31, 2019.

With respect to the equity and warrant positions in Rockfish held by the Company, the valuation analysis provided used the same information and their concluding analysis used an option pricing model.

14.	Please explain the 2016 to 2017 change in the revolving term loan for Rockfish which was identified as fully funded in 2016, from $1.4 million to $1.6 million. Was this not fully funded as of December 31, 2016?

RESPONSE: As previously disclosed on page 55 under Investment Activity on the Company’s 2016 Form 10-K, on November 18, 2016 the Company amended the Revolving Promissory Note with Rockfish Seafood Grill, Inc. (the “Revolver”) to increase the loan from $1,416,000 to $1,491,000. These additional amounts were funded prior to December 31, 2016 making the loan fully funded by the end of the year.

As disclosed on page 33 under Investment Activity on the Company’s 2017 Form 10-K, on January 18, 2017, the Company amended the Revolver to increase the loan from $1,491,000 to $1,681,000. These additional amounts were funded the same day.

15.	Were the Advantis short term bridge loans issued on December 13, 2017, payable on December 31, 2017, actually paid?

RESPONSE: As disclosed in Note 12 – Subsequent Events on page F-39 of the 2017 Form 10-K, on January 1, 2018, the Company consolidated the prior bridge loans to Advantis Certified Staffing Solutions, Inc. into one note in the amount of $813,225 bearing an interest rate of 5% and extending the maturity to December 31, 2018.

Subsequent to December 31, 2018, the Company entered into a letter agreement on March 20, 2019 with regards to all outstanding bridge loans to Advantis to extend their maturity dates to December 31, 2019. These bridge loans are still outstanding and performing to date.

16.	How was the certain information regarding the Lone Star Brewery Development Project taken into consideration in the valuation of the Second Lien Term Loan considering the foreclosures, lawsuits, and other information, such as the property appraisals for the undeveloped land? Additionally, was an income approach used to value the investment in the Second Lien Term Loan? The fair value inputs table in Note 5 to the Financial Statements, appears to suggest that the value of the Second Lien position was solely based on real estate appraisal value.

RESPONSE: The Company uses a third party valuation firm to provide a valuation analysis of each portfolio company, which is reviewed by the Company’s management, valuation committee and auditors. Final fair value determinations of all investments at each reporting period are made by the Company’s valuation committee.

With respect to the Company’s fair value measurement of its Second Lien Loan in Lone Star Brewery Development, Inc. (“Lone Star”), the analysis included property appraisals, Lone Star’s balance sheet including assets and liabilities at the valuation date, the Company’s capital position within Lone Star, and any other information that might affect value at that point in time. At the December 31, 2017 valuation date, there were late stage negotiations pertaining to the restructuring of Lone Star’s capital structure.  A market participant, estimating the fair value of the Company’s investment, would consider the impact of the terms of a restructuring, and the fair value of the underlying collateral at the valuation date.  Given this, the determination of the fair value of the Company’s investment at the valuation date included consideration of the terms of a related forbearance agreement, which was in negotiations as of the December 31,2017 valuation date, and a recovery value for the Company’s investment, based upon the fair value of the underlying real estate assets, which was determined through a market approach.

While an income approach was considered in the valuation analysis, it ultimately was not used because the project does not presently produce any revenue. Success of the project is based solely on the value of the land and a market approach to the valuation was ultimately used relying on property appraisals along with other information described above to determine an enterprise value of Lone Star before allocating a fair value to the Company’s investment.

With respect to Note 5 to the Financial Statements, the valuation analysis of the Company’s investment in Lone Star relied solely on a market approach of which the unobservable inputs used were real estate appraisal values.

17.	Were comparable companies evaluated for purposes of benchmarking the enterprise value/revenue and EBITDA multiples identified in the fair value unobservable inputs table in Note 5 to the Financial Statements?

RESPONSE: The Company uses a third party valuation firm to provide a valuation analysis of each portfolio company, which is reviewed by the Company’s management, valuation committee and auditors. Final fair value determinations of all investments at each reporting period are made by the Company’s valuation committee.

Multiples of publicly traded comparable companies were evaluated in the valuation analysis for the purposes of benchmarking the enterprise value/revenue and EBITDA multiples identified in the fair value unobservable inputs table in Note 5 to the Notes to Financial Statements. The Company confirms that it will add a footnote to reflect this to the unobservable inputs table in Note 5 to the Notes to Financial Statements in all future filings.

18.	What was considered in the valuation of the investment in PCC SBH Sub, Inc. common stock? It does not appear that PCC SBH Sub, Inc. has been able to pay its $14,000 unsecured loan when due, which would imply some level of potential impairment to the value of the equity in the Company valued at $1.5 million.

RESPONSE: The Company uses a third party valuation firm to provide a valuation analysis of each portfolio company, which is reviewed by the Company’s management, valuation committee and auditors. Final fair value determinations of all investments at each reporting period are made by the Company’s valuation committee.

With respect to PCC SBH Sub, Inc. (“PCC SBH”), both a market approach and an income approach were considered in the valuation of the investment in common stock. The market approach was relied upon to estimate the fair value of the underlying real estate assets, in order to illustrate PCC SBH’s ability to support the recovery value on the Company’s equity ownership interest, given the prior foreclosure on the portfolio company’s debt.   When compared to the valuation indicated by the income approach, the valuation based upon the as-is real estate appraisals through a market approach supports, the highest and best use of the company’s real estate assets at the valuation date.  A market participant, in maximizing fair value, would consider this fact pattern when determining a price for the subject.

The Company’s loan to PCC SBH was originally $20,000. PCC SBH has paid back $6,000 of principal since inception and has paid interest on the loan. There are no indications that PCC SBH would not be able to pay back the full amount of the loan.

19.	Why was the summarized financial information in Note 10 to the Financial Statements for unconsolidated significant subsidiary Integrated Medical Partners, LLC, marked as unaudited?

RESPONSE: Integrated Medical Partners, LLC (“IMP”) was considered a significant subsidiary at the 10% level at December 31, 2017, as prescribed under Rule 4-08(g) of Regulation S-X. In accordance with that Rule, the Company is required to provide the summarized financial information for IMP. The Company’s auditors do not audit the financial statements of IMP, therefore we marked as unaudited so that the reader does not assume that the Company’s auditors have audited this information. The Company confirms that it will not mark summarized financial information as unaudited in all future filings.

20.	Was the Selected Quarterly Financial Data in Note 11 to the Financial Statements audited?

RESPONSE: The Company confirms that the Selected Quarterly Financial Data in Note 11 to the Notes to Financial Statements is unaudited and will indicate so in all future filings.

21.	How did the Company evaluate the expectation that it will qualify as a regulated investment company (“RIC”) in 2018? Did the auditors review this analysis to support the claim in Note 2 to the Financial Statements, Federal and State Income Taxes?

RESPONSE: Through November 30, 2018, the filing date of the 2017 Form 10-K, the Company took proactive steps so that it would qualify as a RIC in 2018. First, the Company expected that at least 90% of its income would be derived from dividends, interest or capital gains as is required under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Secondly, the Company purchased U.S. Treasury Bills at the end of the first three quarters of 2018 in order to be in compliance with the RIC diversification requirements under the Code. Lastly, the Company was prepared, if necessary, to issue a dividend to be in compliance with the Code, should a dividend have been warranted.

Our auditors reviewed the disclosures in the 2017 Form 10-K whereby the Company disclosed that it expected to meet the qualifications of a RIC for the 2018 tax year and if the Company were unable to meet the qualifications of a RIC for that year, it would be taxed as a corporation under Subchapter C of the Code. In order to qualify as a RIC, among other things, the Company is required to distribute to its stockholders on a timely basis at least 90% of investment company taxable income as defined by the Code, for each year.

The Company continuously monitors its tax position for the most beneficial tax position of the Company and its stockholders. It may not be in the best interest of the Company’s stockholders to elect to be taxed as a RIC due to the net operating losses and capital loss carryforwards that Company currently has. Management will make a determination that is in the best interest of the Company and its stockholders.

How did the Company’s auditor get comfortable with the prospective statement that the Company expected to meet the qualifications of a RIC for the 2018 tax year? Has the Company performed an ASC 740 tax analysis that considers the likelihood of qualifying as a RIC, as well as the treatment of capital losses and net investment income for income tax calculation purposes?

RESPONSE: The Company’s auditors were comfortable with the prospective statement that the Company expected to meet the qualification of a RIC for the 2018 tax year by reviewing the proactive steps and qualifications that the Company had to meet prior to the filing of the Company’s Form 10-K for the fiscal year ended December 31, 2017. The auditors obtained and reviewed the short-term T-Bill purchases at the end of each of the first three quarters in 2018 in order to meet the asset diversification test, that income into the fund was from qualified income such as dividends, interest or capital gains, and that the Company was prepared to issue a dividend, if necessary, for any required distributions. Based on the auditors risk assessment, they believe the procedures performed were sufficient.

The Company has performed an ASC 740 tax analysis, the results of which can be found in the Company’s financial statements and Note 6 in the notes to financial statements in the Company’s Form 10-K for the fiscal year ended December 31, 2017. The Company does consider the likelihood of qualifying as a RIC when performing this analysis, however, because of the timing of the filing of the Form 10-K, the Company had already determined that it had not qualified as a RIC for the 2017 tax year. For the 2018 tax year, the Company had determined that it had not qualified as a RIC after the filing of the Company’s Form 10-K for the fiscal year ended December 31, 2017, but before the end of the fiscal year ended December 31, 2018. The results of the tax analysis can be found in the Company’s 2018 financial statement filings.

22.	In Note 7 to the Financial Statements, on page F-27 under Management Fee, it states that “there were no management fees incurred under the PIA Investment Advisory Agreement.” The Statements of Operations shows over $400,000 in management fees incurred with the waiver amount below of around $216,000. Please explain how no management fees were incurred. The Staff sees separate management fees disclosed on Page F-31, did the fund charge separate advisory fees and management fees for separate affiliated parties?

RESPONSE: Princeton Investment Advisors, LLC served as the Company’s external investment advisor under the PIA Investment Advisory Agreement from March 13, 2015 through June 9, 2016. Because this agreement terminated on June 9, 2016, the Company did not incur any management fees under the PIA Investment Advisory Agreement in 2017.

Princeton Advisory Group, Inc. served as the Company’s external investment advisor under the PAG Investment Advisory Agreement from June 9, 2016 through December 31, 2017.

The $407,609 in Gross Management Fees on the 2017 Statement of Operations were incurred under the PAG Investment Advisory Agreement only. The $216,559 Management Fee Waiver on the 2017 Statement of Operations was related to accrued, but unpaid, management fees owed to Princeton Investment Advisors, LLC that were forgiven under a settlement agreement as disclosed in Note 7 to Notes to Financial Statements on page F-27 under Management Fee.

23.	In Note 7 to the Financial Statements, on Page F-29 under Payment of Our Expenses, it states “We will bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation, those relating to:…administrative fees and expenses, if any, payable under the administration agreement (including our allocable portion of Princeton Investment Advisors’ overhead in performing its obligations under the administration agreement, including rent and the allocable portion of the cost of our chief compliance officer, chief financial officer and their respective staffs..” Does the fund prospectus disclose rent as an expense payable by the fund’s shareholders?

RESPONSE: As stated in the Company’s Form 8-K filed with the Commission on March 19, 2015, pursuant to a certain Asset Purchase Agreement, a reverse merger was effected wherein Regal One Corporation, a Florida corporation, was reincorporated in Maryland by merging into Princeton Capital, its wholly-owned subsidiary, with Princeton Capital resulting as the continuing entity. The Company is a closed-end fund, not an open-ended fund. Accordingly, the requirement for filing a “fund” prospectus under 10(a) of the Securities Act of 1933 was not applicable to the “post-reverse merger” Princeton Capital. Instead, the March 19, 2015 Form 8-K described the external management relationship Princeton Capital entered into with its external investment advisor, and attached as Exhibit 10.1 a copy of the investment advisory agreement which set forth Princeton Capital’s obligation to reimburse certain expenses, including rent.

Notwithstanding the foregoing, Princeton Capital never reimbursed Princeton Investment Advisors for any portion its rent while Princeton Investment Advisors served as the Company’s investment advisor.

24.	On Page F-34, in Note 7 to the Financial Statements, under Managerial Assistance, it states that “none of the portfolio companies had accepted our offer for such services.” In regards to managerial assistance, is this related to the amount due from portfolio companies on the Statements of Assets and Liabilities? Are these fees income to the fund?

RESPONSE: This is not related to “Due from portfolio companies” on the Statements of Assets and Liabilities. Please refer to comment number 2 as to the explanation of this line item. Should a portfolio company accept the Company’s offer for managerial assistance, any fees received by the Company would be recorded as other income by investment by investment type on the Statements of Operations.

25.	Please explain the nature of the related party loan to the fund in 2016 from the former director and President/CEO of the Company and a loan in 2017 from this individual to an underlying affiliated investee company Advantis. See Investment Company Act Section 17(a)(4).

RESPONSE: The Company, as a regulated business development company, is not subject to the requirements of Section 17(a) of the Investment Company Act of 1940 (the “Investment Company Act”). In accordance with Section 6(f) of the Investment Company Act, any closed-end company that elects to be treated as a business development company pursuant to section 54 of the Investment Company Act, shall be exempt from Sections 1 through 53 of the Investment Company Act, except to the extent provided in Sections 59 through 65 (Section 17(a) is not implicated by Sections 59 through 65). While the Company is not subject to the requirements of Section 17(a) of the Investment Company Act, Section 57 of the Investment Company Act is similar to Section 17 of the Investment Company Act and imposes certain restrictions and prohibitions for certain transactions with certain affiliates of a business development company (Section 57 is generally regarded as a less stringent version of Section 17). Section 17(a)(4) provides that, in certain circumstances, loans from an affiliate to a registered investment company or a company controlled by a registered investment company are prohibited. However, Section 57 does not provide for an analogous prohibition against loans from an affiliate to a registered investment company or a company controlled by a registered investment company; instead Section 57(a)(3) prohibits loans by the company to an affiliate.

With this legal framework in mind, in 2016, a now former director and president and chief executive officer of the Company provided four loans to the Company (either directly or through Princeton Advisory Group) to enable the Company (i) to purchase treasury bonds to attempt to diversify the Company’s assets in order to meet the asset diversification requirements of a RIC or (ii) to fund one of its portfolio companies, Rockfish Seafood Grill, Inc. Each of these loans were disclosed in the 10-K and in Form 8-K filings as the loans were made to the Company. In each case, the loans were approved by the Company’s Board of Directors, including a majority of the Company’s independent directors, with the now former director, president and chief executive officer recusing himself from consideration of the approval of the loans.

In 2017, as disclosed in the 10-K and other filings with the SEC, the same individual provided a non-interest bearing short term loan to Advantis Certified Staffing Solutions, Inc. for working capital needs. The loan was repaid without interest one week later, as disclosed in the 10-K.

26.	Financial highlights, expense, and net investment income ratios should be presented both gross and net of the waiver amount in 2017.

RESPONSE: The Company confirms that financial highlights, expense, and net investment income ratios will be presented both gross and net of the management fee waiver in all future filings.

27.	Does the Company include securities borrowed in population of gross assets for purposes of the management fee calculation?

RESPONSE: Under the terms of the PIA Investment Advisory Agreement, which was entered into on March 13, 2015 and terminated on June 9, 2016, gross assets for the purpose of the management fee calculation, included assets purchased with borrowed funds or other forms of leverage and excluded cash and cash equivalents. For purposes of this calculation, any U.S. Treasury Bills were considered cash equivalents and excluded from gross assets. The PIA Investment Advisory Agreement is attached as Exhibit 10.1 to the Company’s Form 8-K that was filed on March 19, 2015.

Under the terms of the PAG Investment Advisory Agreement, which was entered into on June 9, 2016 and terminated on December 31, 2017, gross assets for the purpose of the management fee calculation, included assets purchased with borrowed funds or other forms of leverage and excluded cash and cash equivalents, net of all indebtedness of the Company for borrowed money and other liabilities of the Company. For purposes of this calculation, any U.S. Treasury Bills were considered cash equivalents and excluded from gross assets. The PAG Investment Advisory Agreement is attached as Exhibit 10.1 to the Company’s Form 10-Q that was filed on July 12, 2017.

In submitting this Correspondence Filing, Princeton Capital acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/William E. Carlson
William E. Carlson

cc:	Mark DiSalvo, Interim President and Chief Executive Officer
Gregory J. Cannella, Chief Financial Officer, Secretary, and Treasurer